[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]

101 JFK Parkway Short Hills, NJ 07078-2708 973.912.7100 973.912.7199 fax www.sonnenschein.com
Jeffrey A. Baumel
973.912.7189
jbaumel@sonnenschein.com

October 16, 2008

VIA EDGAR AND FEDERAL EXPRESS

Mr. Steve Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

By letter dated September 16, 2008 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission provided comments on the annual report on Form 10-K for the fiscal year ended December 31, 2007 (the “2007 10-K”) of American CareSource Holdings, Inc. (the “Company”).  This letter sets forth the Company’s responses to the comments contained in the SEC Letter.  For your convenience, we have reproduced below in italics each of the Staff’s comments and have provided the corresponding response immediately below each comment. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

General

1.	We remind you to provide the acknowledgments listed in the closing comments of this letter.

Response:

A written acknowledgment provided by the Company is attached hereto as Annex 1.

Brussels       Charlotte       Chicago       Dallas       Kansas City       Los Angeles       New York       Phoenix       St. Louis

San Francisco       Short Hills, N.J.       Silicon Valley       Washington, D.C.       West Palm Beach

United States Securities and Exchange Commission
October 16, 2008

Controls and Procedures, page 25

Management’s Annual Report on Internal Control over Financial Reporting, page 25

2.
We note your response to comment 1 of our letter dated July 15, 2008.  Please confirm to us that you will disclose in future filings that you use the Internal Control Framework of the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in evaluating the effectiveness of your internal control over financial reporting.

Response:

The Company will disclose in future filings that it uses the Internal Control Framework of COSO in evaluating the effectiveness of its internal control over financial reporting.

Notes to Consolidated Financial Statements, page F-6

Note 1.  Summary of Significant Accounting Policies, Page F-6

Revenue recognition, page F-7

3.	We note your response to comment 2 of our letter dated July 15, 2008. Please address the following matters to aid our understanding of your business:

a)
Confirm to us that the amounts you report as revenue include the fees that the ancillary service providers perform for the claimant.  Take, for example, a situation in which an acupuncturist provides services to a claimant, clarify for us whether your revenue includes the fees that the acupuncturist would receive.

Response:

Amounts reported by the Company as revenue include the fees that are paid by payors to the Company attributable and related to services provided by health care providers.  As an example, fees payable by a payor to the Company for services provided by an acupuncturist are recognized by the Company as revenue.  The Company then pays to the acupuncturist the agreed-upon amount for his services.  Accordingly, the amount recognized as revenue is the amount that the payor is obligated to pay to the Company for the services provided by the acupuncturist.  We note in this context that the Company’s providers, in Section E. of the form provider agreement that will be submitted to the Staff on a supplemental basis, agree to accept “payment by [the Company] as full and complete compensation for all services to be provided” by such providers to persons covered under a client’s health care plan.  Accordingly, the amounts reported as revenue by the Company include amounts collected from payors.  Ancillary service providers receive their fees for the services provided to covered persons from the Company.

United States Securities and Exchange Commission
October 16, 2008

b)	Provide us with a contract with a client payor and another with a service provider that represent typical contracts.

Response:

Forms of contract with (i) a client and (ii) a service provider will be provided to the Staff on a supplemental basis.

c)	When a claimant presents an insurance card to the service provider, clarify for us whether you or the payor is presented on the card.

Response:

The Company does not currently appear on the insurance card.

d)	Tell us whether you or the payor determines if a claim should be paid.

Response:

Submissions are delivered by the provider to the Company directly or to the payor or client, which will forward the claim to the Company.  Upon receipt, the Company (i) researches the claim to ensure that the services provided are eligible for reimbursement, (ii) determines whether the claim has previously been submitted for payment, (iii) re-prices the claim in accordance with contractual terms, (iv) ensures that the appropriate claim documentation is provided to the payor to enable the payor to make informed decisions on the claim, (v) assists with the collection of payments from the payor and (vi) provides overall quality assurance that the claim is accurate and re-priced correctly.  We note that the Company’s form of provider agreement, in Section F.6., states that the Company “may determine that certain ancillary services are not covered by the [payor’s plan], or that a certain person is not eligible to receive services pursuant to a [payor’s plan], and, thus, such services are therefore [excluded services under the plan].” Therefore, although the payor establishes the standards by which the determination on payment is made and has the authority to make the final determination, ACS makes the initial determination with respect to the claim.

United States Securities and Exchange Commission
October 16, 2008

e)
We note that you are able to re-price a claim and accurately estimate what you should be paid for the service.  Explain to us in greater detail how this re-pricing mechanism works and when you utilize the mechanism.

Response:

In the normal course of its operations, the Company receives all provider claims, re-prices the claims, collects from the payor the amount agreed upon between the client/payor and the Company (which is exclusive of any amounts that are the responsibility of the claimant or that are related to uninsured services) and pays to the provider the amount that has been previously agreed upon between the Company and the provider (exclusive of any amounts that are the responsibility of the claimant or that are related to uninsured services).

f)
We note that you believe that not having to remit amounts payable to service providers until you receive payment from client payors does not constitute a mitigation of credit risk.  Tell us why you believe that your credit risk has not been mitigated, as it appears that you do not pay service providers until you receive payment from the client payors.  Explain to us how the service provider is compensated when the client payor does not pay a claim to you.

Response:

The Company acknowledges that by virtue of providing that it is not obligated to pay its providers unless and until it has received payment from a payor, it has mitigated, to some extent, the risk that it would have an obligation to make payments to the providers when it has not received payment from the payors.  However, this mitigation is only partial.  The Company still bears credit risk.  The Company is obligated under its agreements with providers to review and reprice claims submitted by providers.    If the Company fails to process a claim, or processes a claim incorrectly, and as a result thereof, the provider does not receive payment in accordance with the terms of its agreement with the Company, the provider may assert against the Company a claim of breach of contract and seek the amount of payment that they may otherwise have been entitled to had the Company properly processed the claim.  Accordingly, even though the Company’s provider agreements state that it is not obligated to make payment to the provider until it receives payment from the payor, if it does not receive payment from payors because of its own failure to act in accordance with a provider agreement, it may become subject to a claim by the provider, who has otherwise satisfied all of its obligations, to pay the amount that was agreed between the Company and the provider for the services rendered.  Accordingly, although the obligation to pay may be mitigated from a timing perspective, the Company remains at risk to its providers for any failures of a provider to receive reimbursement that arise from the Company’s failure to properly administer its obligations under the provider agreements.

United States Securities and Exchange Commission
October 16, 2008

g)
We note that you bear the risk of loss on any differences between the amounts received from client payors and amounts due to service providers.  Describe for us when those circumstances arise and the frequency of those circumstances.

Response:

The Company enters into agreements with its providers to pay to them a scheduled and agreed upon amount that is negotiated separately with each provider for specific services to be rendered.  In addition, the Company agrees with client/payors to accept from them a specific, separately negotiated fee for each class of services to be rendered.  Because each provider’s fee schedule is negotiated separately, the same amounts are not always paid to all providers for similar services.  For the same reason it is not necessarily the case that the same amounts are collected from each payor for similar services.  Accordingly, in some circumstances, for specific services that are rendered by a provider, the Company may collect less from a payor than it is obligated to pay to the provider.  In these instances, the Company may recognize a loss on individual services rendered.  During 2007, approximately 11% of re-priced claims were loss claims (the amount paid to the provider was greater than the amount received from the corresponding payor), which resulted in an aggregate loss on those claims of approximately $460,000, or 56% of the Company’s net loss in 2007.  This demonstrates that there is a genuine and significant loss risk to the Company that must be managed as part of the Company’s operations.

Conclusion:

Overview of the elements providing for Net Revenue reporting

The Company has analyzed carefully the requirements under Emerging Issues Task Force Issue No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” (“EITF 99-19”) in choosing the correct method of accounting for its revenues.  We have described in our letter to the Staff dated August 18, 2008 the circumstances that determine the receipt of revenue by the Company, and a description of the factors that were analyzed in determining the proper method of accounting.  We also explained how the factors established under EITF 99-19 relate directly to the Company’s business and support the conclusion of the Company that it should report revenue on a gross basis when settling claims for service providers through its contracted service provider network.

United States Securities and Exchange Commission
October 16, 2008

Based on the Company’s analysis of the key indicators detailed in EITF 99-19, it has determined that it clearly meets the following criteria for reporting revenues on a gross basis:

•	The Company is the primary obligor;

•	The Company has latitude in pricing;

•	The Company performs the services of coordinating the relationship between the client payors and the service providers;

•	The Company bears the risk of loss on individual claims when amounts received from payors are less than amounts payable to service providers; and

•	The Company bears the credit risk on individual claims.

Not all Elements must be satisfied to lead to a proper conclusion that net revenue reporting is appropriate:

In EITF 99-19, the Task Force reached a consensus that whether a company uses gross or net revenue reporting “is a matter of judgment that depends on the relevant facts and circumstances” and that “none of the indicators should be considered presumptive or determinative; however, the relative strength of each indicator should be considered.” While several indicators of gross revenue reporting are either not met or not completely met by the Company (and thus have a low “relative strength”), the aggregate strength of the gross revenue indicators outweighs the aggregate strength of the net revenue indicators when applied to the Company’s circumstances.

Net Revenue Reporting would lead to inconsistent and confusing information relating to results of operations:

We draw your attention to the discussion above concerning the risk of loss arising from differences between the amounts received from client payors and amounts due to service providers.  The Company looked carefully at the circumstances surrounding the inherent business risk relating to the pricing of services and the relationships between it, its payors and its providers.  Most important, it has reviewed the accounting rules relating to the correct treatment of the revenue and the costs associated therewith.

United States Securities and Exchange Commission
October 16, 2008

In this analysis, the Company considered the correct treatment of any losses incurred as a result of pricing situations where it must pay providers more than it collects from payors for specific services.  Using gross revenue recognition, these instances are currently treated as costs exceeding revenue.  Were the Company required to adhere to a net revenue model for its business, it would appear to be required to recognize what effectively would amount to “negative revenue” in instances where the amount that it needs to pay a provider exceeds the amount that it collects.  This illogical consequence of net revenue recognition demonstrates the internal consistency of the Company’s current gross treatment of its revenue.

4.
We note on page F-8 that you record an allowance on all sales reported as gross to arrive at a net revenue number.  Please describe in your footnotes the factors, both quantitative and qualitative, that you consider in estimating the allowance.  Provide a roll forward of the allowance for the periods presented that includes the beginning balance, current estimate related to sales made in the current period, current estimate related to sales made in prior periods, credits in current period related to sales made in prior periods, and ending balance.  In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in your estimate of these items had on your revenues and operations to the extent these fluctuations were material.

Response:

Attached hereto as Annex 2 are the Company’s proposed additions to the footnotes to the financial statements that will be included in the Company’s Form 10-Q for the period ended September 30, 2008 and future periods.  The proposed footnote includes a roll forward of the allowance for the periods presented that includes the beginning balance, current estimate related to sales made in the current period, current estimate related to sales made in prior periods, credits in current period related to sales made in prior periods, and ending balance.  Also included in Annex 2 are proposed additions to the Management’s Discussion and Analysis of Financial Condition and Results of Operations section in the Company’s Form 10-Q for the period ended September 30, 2008 and in future filings that would discuss the amount of and reason for fluctuations for each type of reduction of gross revenue including the effect that changes in the Company’s estimate of these items had on its revenues and operations to the extent these fluctuations were material.

*     *     *

United States Securities and Exchange Commission
October 16, 2008

If you have any questions, or if we may be of any assistance, please do not hesitate to contact the undersigned at (973) 912-7189 or Roland S. Chase at (973) 912-7179.

Sincerely,

/s/ Jeffrey A. Baumel

Jeffrey A. Baumel
Partner

cc:           Tia Jenkins, Senior Assistant Chief Accountant,
 Office of Beverages, Apparel and Health Care Services

Annex 1

[ACS Letterhead]

October 16, 2008

Mr. Steve Lo Mr. Ryan Milne United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3561 Washington, DC 20549-3561

Re:	American CareSource Holdings, Inc. Form 10-K for Fiscal Year Ended December 31, 2007 Filed on March 31, 2008 File No. 001-33094

Dear Messrs. Lo and Milne:

In connection with the above-referenced filing (the “Filing”) by American CareSource Holdings, Inc. (the “Company”) on which you most recently provided comments by letter dated September 16, 2008, the Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the Filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matthew D. Thompson

Matthew D. Thompson
Principal Accounting Officer and Controller

Annex 2

6) Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts which are provided at the time revenue is recognized.  Co-payments, deductibles and co-insurance payments can all impact the collectability of each individual claim submitted to payors for payment.  While the Company is able to re-price a claim and estimate the cash it will receive from the payor for that claim, the presence of co-pays, deductibles and co-insurance payments can affect the ultimate collectability of the claim.  The Company records an allowance against gross revenue to better estimate collectability.  The allowance is applied specifically for each payor and is adjusted to reflect the Company’s collection experience on a quarterly basis.

The following table summarizes the changes in the allowance for doubtful accounts for the periods presented:

	Nine months ended September 30,
	2008	2007

Beginning balance	$189,556	$414,096
Provisions for losses – accounts receivable	85,444	242,914
Collection of accounts previously written-off	-	-
Deduction for accounts charged off	(75,000)	(190,000)
Ending balance	$200,000	$467,010

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

ANALYSIS OF RESULTS OF OPERATIONS

Allowance for Doubtful Accounts
We maintain an allowance for doubtful accounts which are provided at the time revenue is recognized.  Co-payments, deductibles and co-insurance payments can all impact the collectability of each individual claim submitted to payors for payment.  While the Company is able to re-price a claim and estimate the cash it will receive from the payor for that claim, the presence of co-pays, deductibles and co-insurance payments can affect the ultimate collectability of the claim.  The Company records an allowance against gross revenue to better estimate collectability.  The allowance is applied specifically for each payor and is adjusted to reflect the Company’s collection experience on a quarterly basis.

During the nine months ended September 30, 2008, we recorded a provision for doubtful accounts of approximately $85,000 compared to a provision of approximately $243,000 for the same period in the prior year.  During 2008, we wrote off accounts receivable of approximately $75,000, compared to receivable write offs of approximately $190,000 during 2007.  Revenue is recognized based on estimates of amounts to be collected in the future related to re-priced claims submitted to payors.  As our historical collection data has improved and our client/payor relationship have matured, we have improved our ability to more accurately estimate future amounts to be collected.  Thus, during 2008, the adjustments to the allowance for uncollectable accounts and receivables written off were consistent with the improvement of our collection estimates.